Mag Magna Corp.

325 W Washington St

Ste 2877, San Diego, CA 92103

October 19, 2023

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re:	Mag Magna Corp.

Registration Statement on Form S-1

Registration No. 333-268561

Dear Ms. Polynice:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Mag Magna Corp. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 10:00 a.m., Eastern time, on Monday, October 23, 2023 or as soon as possible thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-1, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by lawyer with Barnett & Linn.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ben Borgers at BF Ben Borgers CPA PC at (303) 953-1454 or Mr. Bilinski (620) 469-2043 with any questions you may have concerning this request.

Sincerely,

Mag Magna Corp.

By:	/s/ Oleg Bilinski
	Name:	Oleg Bilinski
	Title:	Chief Executive Officer,
Secretary, treasurer & Director